Exhibit 3.2
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SYLVAMO CORPORATION

Sylvamo Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), this Certificate of Amendment (this “Certificate of Amendment”) to the Amended and Restated Certificate of Incorporation of the Corporation (as heretofore amended, the “Certificate of Incorporation”) amends the provisions of the Certificate of Incorporation.

SECOND: The board of directors of the Corporation duly adopted resolutions declaring the following amendment to the Certificate of Incorporation to be advisable and in the best interests of the Corporation and its stockholders.

THIRD: Article SIXTH of the Certificate of Incorporation is hereby amended to read in its entirety as follows:
SIXTH. Director and Officer Limitation of Liability. No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, provided that nothing contained in this Article SIXTH shall eliminate or limit the liability of a director or officer (a) for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) a director under Section 174 of the DGCL, (d) for any transaction from which the director or officer derived an improper personal benefit, or (e) an officer for any action by or in the right of the Corporation. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article SIXTH, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as it presently exists or may hereafter be amended from time to time.
FOURTH: The foregoing amendment to the Certificate of Incorporation was duly adopted by the board of directors of the Corporation and its stockholders in accordance with the provisions of Section 242 of the DGCL and Article TENTH of the Certificate of Incorporation.

FIFTH: This Certificate of Amendment shall become effective upon filing with the State of Delaware Division of Corporations.

Exhibit 3.2
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by the undersigned duly authorized officer on the date set forth below.

Sylvamo Corporation

By:     /s/ Matthew L. Barron
Name: Matthew L. Barron
Title: Senior Vice President, Chief Administrative
and Legal Officer, and Corporate Secretary
Dated: May 20, 2024

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